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17006246

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# ANNUAL ~~AUDITED REPORT~~ FORM X-17A-5 ~~PART III~~

| SEC FILE NUMBER |
|---|
| 8-066716 |

8- 66716

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Fargo Funds Distributor, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Market Street, 12th Floor
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Erdem Cimen 415-947-1988
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLC
(Name – *if individual, state last, first, middle name*)

55 Second Street, Suite 1400 (Address) San Francisco (City) CA (State) 94105 (Zip Code)

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
413

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, A. Erdem Cimen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Fargo Funds Distributor, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer & Treasurer

Title

Please see atttached

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

## CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

______________________________
Signature of Document Signer No. 1

______________________________
Signature of Document Signer No. 2 (if any)

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 23rd (Date) day of February (Month), 2017 (Year), by

(1) A. Erdem Cimen (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~

~~(and~~

(2) ____________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature H. Morris
Signature of Notary Public

HAI MORRIS
Commission #2055180
Notary Public • California
San Francisco County
My Comm. Expires January 12, 2018
USS2

Place Notary Seal Above

### OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Further Description of Any Attached Document**

Title or Type of Document: ____________________

Document Date: ____________ Number of Pages: ______

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
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**WELLS FARGO FUNDS DISTRIBUTOR, LLC**

(A Wholly Owned Subsidiary of Wells Fargo Investment Group, Inc.)

## Table of Contents

## WELLS FARGO FUNDS DISTRIBUTOR, LLC

(A Wholly Owned Subsidiary of Wells Fargo Investment Group, Inc.)

Statement of Financial Condition

December 31, 2016

### Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 57,499,171 |
| Deferred sales commissions | | 1,825,351 |
| Prepaid expenses | | 866,989 |
| Due from affiliate | | 9,117,560 |
| 12b-1 distribution fee receivable | | 5,704,810 |
| Other receivables | | 63,783 |
| Total assets | $ | 75,077,664 |

### Liabilities and Member's Equity

| | | |
|---|---|---|
| Due to affiliate | $ | 3,063,955 |
| Accounts payable | | 30,291 |
| Accrued compensation and related benefits | | 11,569,588 |
| Commissions and distribution fees payable | | 3,298,302 |
| Other accrued expenses | | 255,518 |
| Total liabilities | $ | 18,217,654 |
| Member's equity | | 56,860,010 |
| Total liabilities and member's equity | $ | 75,077,664 |

See accompanying notes to financial statements.



[redacted]

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

## Report of Independent Registered Public Accounting Firm

The Board of Directors
Wells Fargo Funds Distributor, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Funds Distributor, LLC (the Company), a wholly owned subsidiary of Wells Fargo Investment Group, Inc. whose ultimate parent is Wells Fargo & Company, as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wells Fargo Funds Distributor, LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

San Francisco, California
February 27, 2017

## (1) Organization and Nature of Operations

Wells Fargo Funds Distributor, LLC (WFFD) is a wholly owned subsidiary of Wells Fargo Investment Group, Inc. (WFIGI) whose ultimate parent is Wells Fargo & Company (WFC). WFFD is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). As of December 31, 2016, WFFD's primary activity is the distribution of Wells Fargo Funds (the Funds), pursuant to a service agreement with Wells Fargo Funds Management, LLC (WFFM). WFFD was chartered and seeded with $23,501,000 by WFIGI on October 19, 2004, and commenced broker-dealer operations on April 11, 2005. WFIGI made an additional capital contribution of $30,000,000 to WFFD on October 23, 2013.

WFFD does not receive or hold customer funds or securities.

## (2) Summary of Significant Accounting Policies

### (a) *Basis of Presentation*

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates and matters that affect the reported amounts and disclosures of contingencies in the financial statements may vary from actual results.

### (b) *Fair Value of Financial Instruments*

In accordance with FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, WFFD categorizes its assets and liabilities that are accounted for at fair value in the statement of financial condition in the fair value hierarchy as defined by ASC 820. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities. See note 6 for further information about the fair value hierarchy and WFFD's assets and liabilities that are accounted for at fair value.

### (c) *Cash and Cash Equivalents*

Cash and cash equivalents include cash in banks and money market fund investments, all with affiliated parties.

### (d) *Underwriting and CDSC Fee*

Payments of dealer reallowances, also known as deferred sales commissions, from the sales of the Funds' Class C shares are recorded as a deferred asset at the point of sale and are amortized on a straight-line basis over a 12-month period. This corresponds with the period the deferred sales commissions are expected to be recovered from 12b-1 distribution fees and contingent deferred sales charges (CDSCs).

*(e) Federal and State Income Taxes*

The Company is a single-member limited liability company ("SMLLC") and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for Federal income tax purposes. Generally, disregarded entities are not subject to entity-level Federal or state income taxation and as such, the Company does not provide for income taxes under FASB ASC 740, *Income Taxes*. The Company's taxable income is primarily reported in the tax return of its Parent, WFIGI. The related income tax expense recognized by the Parent on the Company's net income for 2016 is approximately $56,342.

**(3) Related-party Transactions**

In the ordinary course of business, WFFD enters into material transactions with other affiliates of WFC. These transactions could be charges or reimbursements to WFFD and include costs incurred for employee benefit programs sponsored by WFC (note 5) and other operating expenses allocated by affiliates.

*(a) Receivable from Affiliates*

As of December 31, 2016, WFFD had a receivable of $5,704,810 for 12b-1 distribution fees due from the Funds.

As of December 31, 2016, WFFD had a receivable of $8,980,423 due from WFFM for administrative, marketing, and related services performed on behalf of WFFM.

*(b) Services Provided to Affiliates*

Pursuant to the terms of an administrative services agreement with WFFM, WFFD earned revenues of $96,662,871 in 2016 for administrative, marketing, and related services performed on behalf of WFFM. This amount is compensation for additional services that are not paid for under the Funds' Rule 12b-1 plan, and is based on attributable net WFFD expenses in excess of revenues plus an incremental cost of 0.25% of WFFD employees' base salaries.

**(4) Net Capital Requirements**

WFFD is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), and was required to maintain minimum net capital of $1,214,511 as of December 31, 2016. At December 31, 2016, WFFD had net capital of $33,550,785, which was $32,336,274 in excess of the minimum required. WFFD's net capital ratio (ratio of aggregate indebtedness to net capital) was 54% at December 31, 2016.

WFFD is exempt from Rule 15c3-3 under subsection (k)(1). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

**(5) Employee Benefits**

WFFD participates in certain employee benefit plans sponsored by WFC. The benefits costs associated with WFFD employees are allocated to WFFD.

WFFD regular or part-time employees are eligible for benefits under WFC's defined contribution plan, the Wells Fargo & Company 401(k) Plan ("401(k) Plan"), after one month of service. Under the 401(k) Plan, each eligible employee may contribute up to 50% of their certified compensation in before-tax or Roth contributions, or a combination of both, up to the IRS limit, although there may be a lower limit for certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Eligible employees who completed one year of service are eligible for quarterly company matching contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions are immediately 100% vested. Depending on WFC's annual financial performance, WFC may decide to make an employer discretionary profit sharing contribution of up to 4% of eligible certified compensation for a plan year. The profit sharing contribution is discretionary, and WFC is not required to make a contribution for any plan year. Employees vest in their Profit Sharing Account within the 401(k) Plan after three years of service.

WFFD also participates in WFC's qualified defined benefit plans, the Wells Fargo & Company Cash Balance Plan ("Cash Balance Plan"), which was frozen July 1, 2009. WFFD regular or part-time employees who completed a year of service and entered the Cash Balance Plan before July 1, 2009 have a benefit.

Certain WFFD employees participate in various WFC stock-based employee compensation plans, which provide for awards of incentive and nonqualified stock options, stock appreciation rights, restricted shares, restricted share rights, performance awards and stock awards without restrictions. Options must have an exercise price at or above fair market value (as defined in the plans) of the stock at the date of grant and a term of no more than 10 years.

## (6) Fair Value of Assets and Liabilities

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires disclosures about fair value measurements.

Money market fund investments are recorded at fair value on a recurring basis.

In accordance with ASC 820, WFFD groups its financial assets and financial liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect WFFD's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 are as follows:

| Description | | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|---|
| Cash and cash equivalents | $ | 57,499,171 | 57,499,171 | ---- | ----- |

**(7) Subsequent Event Disclosure**

We have evaluated the effects of subsequent events that have occurred subsequent to December 31, 2016 and through February 27, 2017, which is the date we issued our statement of financial condition. During this period, there have been no material events that would require recognition in the 2016 statement of financial condition or disclosure in the notes to the statement of financial condition.